5215 W. Laurel Street Tampa, FL 33607 Tele: (813)876-1776 Fax: (813) 870-1921

September 15, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention:    Mr. Justin Dobbie

Re:	Odyssey Marine Exploration, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 15, 2011

SEC File No.: 001-31895

Dear Mr. Dobbie:

The purpose of this letter is to respond to the Staff’s comments during our teleconference on September 13, 2011 with respect to the above-referenced filing. Set forth below are our responses, which are consistent with our discussions.

Annual Incentive Compensation and Targets, page 17

Management Response:

•

Based upon our conversations, we confirm that in future filings we will quantify all performance goals or targets and the goals and targets actually achieved in order for our named executive officers to earn their annual incentive compensation and to quantify all performance goals or targets and the goals and targets actually achieved in order for our named executive officers to earn their annual incentive compensation to include disclosure of the matrix for each performance indicator and the actual achievement of the indicator within the respective matrix.

•

Based upon our conversations, we acknowledge with respect to the last completed fiscal year that the disclosure of the matrix and such information would not have resulted in actual competitive harm to the company.

•

To the extent that facts and circumstances change in the future, we reserve our right to assert that disclosure of such information could result in competitive harm in compliance with rules and regulations of the Securities and Exchange Commission.

Securities and Exchange Commission

September 15, 2011

Page - 2 -

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In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

Please feel free to contact me at (813) 314-2565 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes

Michael J. Holmes
Chief Financial Officer